April 1, 2019

Steve Priest
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

       Re: JetBlue Airways Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 000-49728

Dear Mr. Priest:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Consolidated Statements of Cash Flows, page 57

1. Please revise to provide all disclosures required by ASC 230-10-50, specifically the amounts of interest and income tax and paid per paragraph 2 and the noncash investing and financing activities in paragraphs 3 through 6.
Financial Statements
Notes to Consolidated Financial Statements
Note 2 - Revenue Recognition, page 64

2. We note from page 7 that you have interline and code-sharing agreements with 49 airlines. To the extent revenue recognized from such arrangements is material, please provide us with your analysis regarding how you recognize such revenue. Your response should include whether you are the principal or agent for these services and how you made such determination. Reference to ASC 606-10-55-36 through 39.
 Steve Priest
JetBlue Airways Corporation
April 1, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 with any questions.



FirstName LastNameSteve Priest                            Sincerely,
Comapany NameJetBlue Airways Corporation
                                                          Division of
Corporation Finance
April 1, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName